UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

September 26, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Northern Iron Ore Properties

File No. 1-701 - CF# 22357

Great Northern Iron Ore Properties submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 24, 2008.

Based on representations by Great Northern Iron Ore Properties that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through July 24, 2018
Exhibit 10.3	through July 24, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel